UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006 or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .
Commission file number 1-5964
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
IKON OFFICE SOLUTIONS, INC. RETIREMENT SAVINGS PLAN
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
IKON OFFICE SOLUTIONS, INC., 70 Valley Stream Parkway, Malvern, PA 19355

REQUIRED INFORMATION

a.	Financial Statements
1.	Audited Statements of Net Assets Available for Benefits — December 31, 2006 and 2005
2.	Audited Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005
3.	Notes to Financial Statements
4.	Supplemental Schedule
(a)	Schedule of Assets (Held at End of Year)
b.	Exhibits
Exhibit 23(a) — Consent of Independent Registered Public Accounting Firm

IKON Office Solutions, Inc. Retirement Savings Plan
Index
December 31, 2006 and 2005

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
IKON Office Solutions, Inc. Retirement Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of IKON Office Solutions, Inc Retirement Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 22, 2007

IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value	$746,418,518	$600,139,590
Receivables:
Investment income receivable	454,095	406,824
Receivable for investments sold	487,613	1,132,947
Employer contributions receivable	5,248,764	3,781,423
Employee contributions receivable	1,719,352	2,175,293

Total receivables	7,909,824	7,496,487

Total assets	754,328,342	607,636,077

Liabilities
Accrued administrative expenses	247,722	258,466
Payable for investments purchased	181,855	270,450

Total liabilities	429,577	528,916

Net assets available for benefits at fair value	753,898,765	607,107,161
Adjustment from fair value to contract value for interest in a collective trust relating to fully benefit-responsive investment contracts	1,940,876	1,324,775

Net assets available for benefits	$755,839,641	$608,431,936

The accompanying notes are an integral part of these financial statements.

IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Additions
Investment income:
Net appreciation (depreciation) in fair value of investments	$117,283,669	$(15,350,625)
Interest	5,280,080	4,588,376
Dividends	25,458,257	19,132,470

	148,022,006	8,370,221

Contributions:
Employee	50,344,966	50,657,544
Employer	23,127,269	16,695,192

	73,472,235	67,352,736

Total additions	221,494,241	75,722,957

Deductions
Payment of benefits	71,552,534	79,522,883
Administrative expenses	2,534,002	2,359,874

Total deductions	74,086,536	81,882,757

Net increase (decrease)	147,407,705	(6,159,800)
Net assets available for benefits
Beginning of year	608,431,936	614,591,736

End of year	$755,839,641	$608,431,936

The accompanying notes are an integral part of these financial statements.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Description of the Plan

The following description of the IKON Office Solutions, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all regular full-time and part-time nonunion employees, as defined by the Plan, of IKON Office Solutions, Inc. (the “Company”) and its domestic subsidiaries, which adopt the Plan.

The IKON Office Solutions, Inc. Stock Fund is designated as an Employee Stock Ownership Plan (“ESOP”) under the provisions of the Internal Revenue Code. Accordingly, participants are allowed to elect to reinvest dividends in IKON common stock or receive a cash payment. Additionally, any dividends that are reinvested in IKON common stock are fully vested.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the IKON Office Solutions, Inc. Retirement Plans Committee (the “Committee”). State Street Bank and Trust Company (the “Trustee”) is the trustee of the Plan and custodian of the Plan’s assets. The Committee and Trustee are appointed by the Board of Directors of the Company. Recordkeeping of the Plan is performed by Hewitt Associates LLC.

Contributions

Each year, participants may contribute up to 25% of their annual base pay plus commissions (“compensation”), as defined by the Plan, in multiples of 1%, except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. During 2005, the Company contributed an amount equal to 50% of the first 6% of the compensation that a participant contributed to the Plan. Effective January 1, 2006, an amended matching formula applies to any participant who was hired before July 1, 2004 and does not terminate employment after that date, based on years of service, as follows:

Years of Matching	Percentage of Basic
Service	Contributions Matched

1-9	60%
10-14	70%
15-19	80%
20-24	90%
25-29	100%
30+	125%

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

For all employees hired on or after July 1, 2004, they will continue to receive an amount equal to 50% of the first 6% of the compensation that a participant contributes to the Plan. The Company funds the matching contribution quarterly to participants employed or absent on qualified leave on the last day of the calendar quarter. There is a one-year eligibility waiting period for Company matching contributions for new employees.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company contributions and (b) Plan earnings; and each participant’s account is charged with an allocation of administrative expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching portion of their accounts plus actual earnings thereon is based on the following:

Years of Service	Vesting

Less than 2 years	0%
2 years	25%
3 years	50%
4 years	75%
5 years	100%
Participants are also fully vested in the Company’s matching portion of their accounts upon retirement age (60), position termination due to permanent shutdown of plant or department, total and permanent disability, or death. Pursuant to the ESOP designation, participants are fully vested in dividends on IKON common stock regardless of years of service.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following 19 investment options.

American Funds Group EuroPacific Growth Fund
Barclay’s Life Path Index Retirement Fund
Barclay’s Life Path Index 2010 Fund
Barclay’s Life Path Index 2020 Fund
Barclay’s Life Path Index 2030 Fund
Barclay’s Life Path Index 2040 Fund
Dodge & Cox Balanced Fund
Dodge & Cox Stock Fund
Fidelity Spartan International Index Fund
IKON Office Solutions, Inc. Common Stock Fund
INVESCO Stable Value Fund
Laudus Rosenberg US Small Cap Fund
PIMCO Total Return Fund
Vanguard PRIMECAP Fund

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

Vanguard Institutional Index Fund Vanguard Strategic Equity Fund Vanguard Balanced Index Fund Vanguard Total Bond Market Index Fund Vanguard Total Stock Market Index Fund
Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally may not exceed five years; however, loan terms may extend up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest, which is set in the month the loan is made, at the prime lending rate as published in the Wall Street Journal on the last Wednesday of the prior month, plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination, or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, periodic installments limited in duration by the provisions of the Plan, or by the purchase and delivery of a life annuity or qualified joint and survivor annuity contract. Participants under the age of 59-1/2 may make withdrawals from their accounts only from after-tax salary deferral contributions. Participants under the age of 59-1/2 who have participated in the Plan for at least five years may make withdrawals from their accounts derived from employer matching contributions and earnings thereon. Participants under the age of 59-1/2 who have not participated in the Plan for five years may make withdrawals of all or any portion of their vested interest derived from employer matching contributions, which have been held by the Plan for at least two full plan years. Any portion of vested assets may be withdrawn by participants in the case of personal financial hardship upon approval of the plan administrator. After reaching age 59-1/2 participants may make withdrawals of any portion of their vested assets at any time without regard to financial hardship. Participants who terminate their employment with a balance of $1,000 or less will receive a single sum payment. Participants who terminate their employment with a balance of less than $5,000 may receive a direct lump-sum payment or rollover their balance to an IRA or other eligible retirement plan. Participants under the age of 59-1/2 who terminate their employment with a balance greater than $5,000 may continue to maintain their account within the Plan, receive a direct lump-sum payment, or rollover their balance into an eligible retirement plan. Participants who take withdrawals before reaching age 59-1/2 may be subject to penalties and taxes.

Forfeitures

During the years ended December 31, 2006 and 2005, $313,559 and $319,604, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce employer remittance of employee contributions. At December 31, 2006 and 2005, there was $10,208 and $25,657, respectively, of forfeited nonvested amounts.

Plan Expenses

Expenses incurred in connection with the administration of the Plan are paid by the Plan, such as recordkeeping, trustee, administrative, and professional fees.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at net asset value. The IKON Stock Fund is valued at net unit value, which is based upon the quoted market price of common stock, and the value of cash and cash equivalents held for liquidity purposes. Participant loans are valued at cost, which approximates fair value. Common/collective funds are valued at net unit value as determined by the Trustee.

The Plan invests in a common collective trust (the INVESCO Stable Value Fund), which holds fully benefit responsive investment contacts. A common collective trust is a trust for a collective investment and reinvestment of assets contributed from employee benefit plans maintained by more than one employer or a controlled group of corporations that is maintained by a bank, trust company, or similar institution that is regulated, supervised, and subject to periodic examination by a state or federal agency. As required by the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.	Investments

The following investments represent 5% or more of the Plan’s net assets:

December 31, 2006
IKON Office Solutions, Inc. Common Stock Fund	$225,160,167
INVESCO Stable Value Fund	88,735,003
American Funds Group EuroPacific Growth Fund	72,653,696
Dodge & Cox Stock Fund	72,173,532
Vanguard Strategic Equity Fund	56,807,430
Vanguard Institutional Index Fund	56,774,591
Dodge & Cox Balanced Fund	54,131,211
Laudus Rosenberg US Small Cap Fund	38,999,517
December 31, 2005
IKON Office Solutions, Inc. Common Stock	$166,232,002
INVESCO Stable Value Fund	85,387,281
Dodge & Cox Stock Fund	53,713,975
Vanguard Institutional Index Fund	53,169,900
American Funds Group Euro Pacific Growth Fund	52,424,041
Vanguard Strategic Equity Fund	48,889,329
Dodge & Cox Balanced Fund	43,150,525
Laudus Rosenberg US Small Cap Fund	32,825,095
During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Registered investment companies	$28,199,060	$8,811,253
Common stock	89,084,609	(24,161,878)

	$117,283,669	$(15,350,625)

4.	Related Party Transactions

At December 31, 2006 and 2005, the Plan has an investment in the State Street Bank & Trust Company (SSB) Cash Fund of $3,814,100 and $2,878,534, respectively. SSB is the Trustee Custodian of the Plan. In addition, the Plan offers an investment in the IKON Office Solutions, Inc. Stock Fund as an investment option. The transactions in these investments are party-in-interest transactions, which are exempt from prohibited transaction rules.

The Plan invests in Common Stock of the Company and transactions in the Common Stock are exempt related party transactions. During the years ended December 31, 2006 and 2005, the Plan purchased shares of the Common Stock having values of $1,839,599 and $3,388,590, respectively, and sold shares of the Common Stock having values of $31,980,377 and $44,084,925, respectively. Loans to participants also qualify as exempt party-in-interest transactions.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500:

	2006	2005

Net assets available for benefits per the financial statements	$755,839,641	$608,431,936
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,940,876)	(1,324,775)
Amounts allocated to withdrawing participants	(280,457)	(484,987)

Net assets available for benefits per Form 5500	$753,618,308	$606,622,174

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2006 per the financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$71,552,534
Add: Amounts allocated to withdrawing participants at December 31, 2006	280,457
Less: Amounts allocated to withdrawing participants at December 31, 2005	(484,987)

Benefits paid to participants per Form 5500	$71,348,004

Amounts allocated to withdrawing participants are recorded on the Plan’s Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

The following in a reconciliation of net appreciation in fair value for the year ended December 31, 2006 per the financial statements to the Form 5500:

Net investment income per the financial statements	$148,022,006
Add: Adjustment from fair value to contract value at December 31, 2006	(1,940,876)
Less: Adjustment from fair value to contract value at December 31, 2005	1,324,775

Net investment income per Form 5500	$147,405,905

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

8.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

IKON Office Solutions, Inc. Retirement Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)                                                                                          Schedule I
December 31, 2006                                                                                                                                                             EIN # 223739194

Identity of Issue	Investment Type	Cost**	Current Value

IKON Office Solutions, Inc. Common Stock Fund*	Common Stock		$225,160,167
INVESCO Stable Value Fund	Common Collective Trust		88,735,003
American Funds Group EuroPacific Growth Fund	Registered Investment Company		72,653,696
Dodge & Cox Stock Fund	Registered Investment Company		72,173,532
Vanguard Strategic Equity Fund	Registered Investment Company		56,807,430
Vanguard Institutional Index Fund	Registered Investment Company		56,774,591
Dodge & Cox Balanced Fund	Registered Investment Company		54,131,211
Laudus Rosenberg US Small Cap Fund	Registered Investment Company		38,999,517
PIMCO Total Return Fund	Registered Investment Company		21,201,730
Vanguard PRIMECAP Fund	Registered Investment Company		18,140,077
Barclay’s Life Path Index Retirement Fund	Common Collective Trust		1,651,492
Barclay’s Life Path Index 2010 Fund	Common Collective Trust		2,015,114
Barclay’s Life Path Index 2020 Fund	Common Collective Trust		3,674,664
Barclay’s Life Path Index 2030 Fund	Common Collective Trust		3,669,572
Barclay’s Life Path Index 2040 Fund	Common Collective Trust		2,908,350
Fidelity Spartan Internaional Index Fund	Registered Investment Company		2,391,059
Vanguard Total Stock Market Index Fund	Registered Investment Company		1,254,087
Vanguard Balanced Index Fund	Registered Investment Company		879,872
Vanguard Total Bond Market Index Fund	Registered Investment Company		571,382
State Street Bank & Trust Company Cash Fund*	Interest Bearing Cash		3,814,100
Participant Loans	Interest rates ranging from
	5.00% to 10.50% maturing
	between January 1, 2007 and
	January 1, 2022		18,811,872

			$746,418,518

*	Party-in-interest.

**	Cost is not required because investment is participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date:	June 25, 2007	/s/ KATHERINE B. HUGGINS
Katherine B. Huggins Plan Administrator